Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel: 650.233.4670

gabriella.lombardi@pillsburylaw.com

July 1, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sherry Haywood

Asia Timmons-Pierce

Re:                             Nikola Corporation
Registration Statement on Form S-1
Filed June 15, 2020
File No. 333-239185

Dear Ms. Haywood and Ms. Timmons-Pierce:

On behalf of our client, Nikola Corporation, a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated June 29, 2020, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, the reference to a page number in such response is to the page number in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

General

1.                                      Your registration statement covers the issuance by you of up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement. We also note that you are registering the resale by the selling securityholders of up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02. Please clarify the securities that you are registering. In that regard, we note that in the fee table you have listed the Private Warrants as securities being registered in this offering.

The Company acknowledges that a transaction commenced privately cannot be converted to a registered offering. As described in Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 (“C&DI 103.04”), the offer and sale of a warrant that is exercisable within one year is deemed to be an offering of both such warrant and the underlying security. Therefore, the securities underlying an immediately exercisable warrant must be registered at the time the offer and sale of the warrant is registered. However, C&DI 103.04 goes on to state that if the warrant is not exercisable within one year, the issuer may choose not to register the underlying security at the time of registering the warrant, provided that the underlying security is registered no later than the date the warrant becomes exercisable.

The Company respectfully advises the Staff that the Private Warrants were not exercisable within one year of their issuance. The Private Warrants, which were issued in connection with the closing of the initial public offering (the “IPO”) of the Company (f/k/a VectoIQ Acquisition Corp.) in May 2018, are subject to the terms of a Warrant Agreement, filed as Exhibit 4.3 to the Registration Statement.  The Warrant Agreement provides that the Private Warrants may only be exercised during a period that commences on the later of (i) the date that is 30 days after the first date on which the Company completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses and (ii) the date that is 12 months from the date of the closing of the IPO. Clause (ii) of that provision therefore ensures that the Private Warrants were not exercisable within one year.  In addition, the business combination between the Company and legacy Nikola closed on June 3, 2020, more than one year after the issuance of the Private Warrants. Furthermore, the Warrant Agreement provides that the Company has no obligation to deliver shares of Common Stock upon exercise of a Warrant until the Registration Statement is effective.  As a result, the Company believes that there was no “offering” of the underlying shares of Common Stock at the time the of the issuance of the Private Warrants and that the registration of the shares of Common Stock issuable upon the exercise of Private Warrants in the Registration Statement is permitted, as described in C&DI 103.04.

The Company supplementally notes that, in addition to registering the shares of Common Stock issuable upon exercise of the Private Warrants, it is registering the shares of Common Stock underlying the Public Warrants in reliance upon C&DI 103.04, as those shares were not registered in connection with the IPO, and that, as the cover pages of the Registration Statement and accompanying Prospectus state, the Private Warrants, and the shares of Common Stock issuable upon exercise of the Private Warrants, are also being registered for resale, pursuant to the Company’s obligations under the Registration Rights and Lock-Up Agreement filed as Exhibit 4.4 to the Registration Statement.

*****

Please contact the undersigned at (650) 233-4670 with any questions regarding the response to the Staff’s comment or the Amendment No. 1, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:   Britton M. Worthen, Chief Legal Officer at Nikola Corporation

Stanley F. Pierson, Pillsbury Winthrop Shaw Pittman LLP